Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

The following article was published by Bloomberg on September 26, 2025, and features a statement by Executive Chairman of Strathcona Resources Ltd. (“Strathcona”), Adam Waterous, where Mr. Waterous discussed Strathcona’s variation, change and extension of its previously announced offer (as varied, the “Amended Offer”) to purchase all of the issued and outstanding common shares (the “MEG Shares”) in the capital of MEG Energy Corp. (“MEG”) not already owned by Strathcona and its affiliates.

By Paula Sambo and Derek Decloet

September 26, 2025

ISS Gives Lukewarm Endorsement to Cenovus Offer for MEG Energy

(Bloomberg) – A prominent shareholder adviser recommended investors vote in favor of Cenovus Energy Inc.’s C$7.3 billion ($5.2 billion) takeover of MEG Energy Corp., boosting the oil producer’s bid to consolidate Canada’s oil sands sector.

The transaction offers MEG holders “an opportunity to participate in the upside potential of the combined company, albeit only partially, and there appears to be downside risk of non-approval,” Institutional Shareholder Services Inc. said in a report to clients. “Cautionary support for the transaction is warranted.”

Cenovus’s offer is to be paid three-quarters in cash and a quarter in stock, a bid that’s worth about C$28.75 per MEG share, based on market prices early Friday afternoon. Cenovus expects the acquisition to close in the fourth quarter, subject to regulatory and shareholder approvals. MEG holders vote on Oct. 9.

MEG’s shares are up 18% over the past year, trading at C$28.68 as of 1:23 p.m. in Toronto.

While the offer is “neither compelling nor opportunistic,” it should be assessed in the context of industry consolidation and limited potential bidders, according to ISS.

“The universe of potential acquirers is limited, and CVE appears to be the most logical,” ISS said, adding that 15 companies participated in the sale process that culminated in the Cenovus bid.

Both companies’ boards back the transaction, which would push Cenovus’ output above 720,000 barrels a day and cement its place among the top oil sands producers.

The endorsement arrives 11 days after MEG’s board turned down Strathcona Resources Ltd.’s sweetened offer to buy the oil sands producer, recommending that shareholders stick with the Cenovus proposal.

Strathcona, controlled by former investment banker Adam Waterous, offered 0.8 of a share for each share of MEG. The new offer was about 10% higher than Strathcona’s original takeover bid made in May and tops the price Cenovus agreed last month to pay for MEG.

“Strathcona is pleased that ISS has only provided ‘cautionary support’ for the MEG board deal with Cenovus,” Waterous said in an email, adding that the ISS report says “it would not be unreasonable” for shareholders to reject the offer.

An impending deal reflects the accelerating consolidation of Canada’s oil sands, where rising costs and investor pressure have thinned the ranks of midsize operators. Cenovus, which absorbed Husky Energy Inc. in 2021, is betting the enlarged platform will generate stronger free cash flow and give it leverage to boost dividends and buy back stock.

MEG and Cenovus did not immediately respond to requests for comment.

– With assistance from Robert Tuttle.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Amended Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and  Bid Circular dated May 30, 2025 (the “Original Offer to Purchase and Circular”), the Notice of Variation, Change and Extension, dated September 10, 2025 (the “Notice of Variation and Change”), and the letter of transmittal and notice of guaranteed delivery accompanying the Original Offer to Purchase and Circular (collectively, the “Offer Documents”). The Offer Documents contain important information about the Amended Offer and should be read in their entirety by MEG shareholders.

Additional Information and Where to Find It

This communication relates to the Amended Offer. In connection with the Amended Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, which includes the Offer Documents and other documents related to the Amended Offer. This communication is not a substitute for the Registration Statement, the Offer Documents or any other relevant documents filed, or to be filed, with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Original Offer to Purchase and Circular, the Notice of Variation and Change, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Amended Offer. The Registration Statement, Offer Documents and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov. The Registration Statement, Original Offer to Purchase and Circular, the Notice of Variation and Change, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Amended Offer by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

Cautionary Statement Respecting Information of MEG and Cenovus

Strathcona has not had access to the non-public books and records of MEG or Cenovus Energy Inc. (“Cenovus”) and Strathcona is not in a position to independently assess or verify certain of the information in MEG’s or Cenovus’s publicly filed documents, including its financial statements and reserves disclosures. MEG and Cenovus have not reviewed this communication and have not confirmed the accuracy and completeness of the information in respect of MEG and Cenovus, respectively, contained herein. As a result, all information regarding MEG and Cenovus included herein has been taken from, or is based upon, publicly available information filed by MEG and Cenovus, respectively, with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG or Cenovus to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona.

Forward-Looking Information

This communication contains certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”) and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words, and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this communication includes, but is not limited to, statements relating to Strathcona’s business strategy and future plans; expectations relating to the Amended Offer and information concerning Strathcona’s plans for MEG in the event the Amended Offer is successful; Strathcona’s intention to vote its MEG Shares against the agreement entered into by MEG and Cenovus announced August 22, 2025 (the “MEG Board Deal”); the relative valuations of the MEG Board Deal and the Amended Offer; the expected benefits of the Amended Offer and the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, both to MEG shareholders and Strathcona shareholders; and other anticipated strategic, operational and financial benefits that may result from the acquisition of MEG by Strathcona.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of Strathcona’s current expectations with respect to such things as: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Amended Offer or otherwise, integrate Strathcona’s and MEG’s respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the conditions of the Amended Offer will be satisfied on a timely basis in accordance with their terms; the anticipated synergies and other anticipated benefits of the Amended Offer will be realized in a manner consistent with Strathcona’s expectations; the success of Strathcona’s operations and growth and expansion projects; the expected premium of the Amended Offer as compared to the MEG Board Deal and trading prices for Strathcona common shares; future production rates and estimates of capital and operating costs of the combined company; the combined company’s reserves volumes and the net present values thereof; anticipated timing and results of capital expenditures of the combined company; MEG’s public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements, or otherwise; there will be no material changes to laws adversely affecting Strathcona’s or MEG’s operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona’s and MEG’s operations, including its financial condition and asset value, will remain consistent with Strathcona’s current expectations. All figures and descriptions provided in this communication related to the Amended Offer, including with respect to the consideration, reasons for the Amended Offer, the potential benefits to MEG shareholders and expected pro forma effects, are based on and assume the following: (a) Strathcona's and MEG's respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources) will not change from September 15, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG's public filings on SEDAR+ up to and including September 15, 2025, in the case of MEG, and, in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) approximately 254.4 million MEG Shares will be issued and outstanding prior to the date of this communication and approximately 2.6 million MEG Shares will be issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG Shares (other than rights under the MEG's shareholder rights plan) outstanding prior to the date of this communication; (c) that all of the MEG Shares are deposited under the Amended Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a statutory compulsory acquisition, if available, or a subsequent transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG Shares or Strathcona common shares will be issued before the successful completion of the Amended Offer. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. The forward-looking information included in this communication is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: risks related to the consummation of the Amended Offer and the combination of Strathcona and MEG, and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that will be conducted and undertaken by Strathcona upon consummation of the Amended Offer), changes in general economic and market conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing;availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG or Strathcona (or any of their respective subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws (domestic and foreign); the risk of failure to satisfy the conditions to the Amended Offer; the risk that the anticipated synergies and other benefits of the Amended Offer may not be realized; the risk that actual operating results may differ significantly from projections and expectations; and the other risks described in Strathcona’s annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca).

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this communication speaks only as of the date of this communication and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.